Paychex, Inc.

911 Panorama Trail South

Rochester, NY 14625

(585) 385-6666

www.paychex.com

March 11, 2020

Securities and Exchange Commission

100 F Street NE

Washington, DC  20549

Attn:  Keira Nakada and Rufus Decker,  Division of Corporation Finance, Office of Trade & Services

RE:      Paychex, Inc.

Form 10-K for the Fiscal Year Ended May 31, 2019

Filed July 24, 2019

File No. 000-11330

Dear Ms. Nakada and Mr. Decker:

Paychex, Inc. (the “Company”) hereby responds to the comments of the Staff of the Securities and Exchange Commission (the “Commission”) in their letter dated February 27, 2020, with respect to the above-referenced filing.  For the convenience of the Staff, the Staff’s comments are set forth below in bold type, followed by our response.

We appreciate the comments made by the Commission and will clarify or further enhance our disclosures in future filings as noted in response to the following comments.

Form 10-K for the Fiscal Year Ended May 31, 2019

Consolidated Financial Statements

Consolidated Statements of Income and Comprehensive Income, Page 40

1.

Please tell us and present separately in your financial statements the material components of the operating expenses line item. Refer to Rule 5-03.3 of Regulation S-X. Please also tell us and disclose in an accounting policy footnote the types of amounts included in operating expenses versus selling, general and administrative expenses.

In response to the Staff’s comment, the Company reviewed its presentation of operating expenses and determined that the operating expense line item reported on our Consolidated Statements of Income and Comprehensive Income are the cost of services provided to our clients and we believe appropriately fall under Rule 5-03.2(d) of Regulation S-X.

As such, we will update the presentation of our Consolidated Statements of Income and Comprehensive Income in future filings, beginning with our next required report under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) after the Staff’s comments have been resolved, as follows:

		2018	2017
Year ended May 31,	2019	As Adjusted	As Adjusted
Revenue:
Management Solutions	$2,877.7	$2,758.4	$2,680.7
PEO and Insurance Services	814.2	555.8	421.7
Total service revenue	3,691.9	3,314.2	3,102.4
Interest on funds held for clients	80.6	63.5	50.6
Total revenue	3,772.5	3,377.7	3,153.0
Expenses:
Cost of service revenue	1,177.8	1,018.2	919.4
Selling, general and administrative expenses	1,223.4	1,068.0	979.7
Total expenses	2,401.2	2,086.2	1,899.1
Operating income	1,371.3	1,291.5	1,253.9

In response to the Staff’s comment, the Company will disclose in an accounting policy footnote the types of amounts included in cost of service revenue versus selling, general and administrative expenses. In future filings,  beginning with our next required report under the Exchange Act after the Staff’s comments have been resolved, we will expand our accounting policy as follows:

“Cost of service revenue:  Our costs and expenses applicable to total service revenue represent direct costs associated with providing payroll, benefits, human resource, and insurance services. This includes labor-related costs, direct costs related to certain PEO offerings, postage and delivery costs, facility costs, professional services, and depreciation and amortization of property and equipment, including internally developed software.

Selling, general and administrative expenses: Our selling, general and administrative expenses represent labor-related costs, including amortization of deferred sales commissions and bonuses, corporate asset depreciation and amortization, marketing, and other general and administrative expenses incurred by the Company.”

Note B – Service Revenue

Assets Recognized from the Costs to Obtain and Fulfill Contracts, Page 55

2.

Please tell us the specific types of incremental costs of obtaining a contract that you have recognized as an asset. Also, tell us separately for each type of incremental cost how you determined the asset recognition criteria in paragraphs 25-1 through 25-3 of ASC 340-40-25 were met.

The specific incremental costs to obtain a contract that the Company recognizes as an asset are sales commissions and bonuses, including related fringe benefits.

In accordance with ASC 340-40-25-1, the Company has applied the asset recognition criteria as follows:

•	Sales commissions are paid on each new contract sold. Sales commissions are considered incremental costs as they would not be incurred unless the underlying sales were completed.

•

Sales bonuses are typically earned once a certain level, or tier, of sales units (or revenue) has been achieved.  Achievement is based on cumulative sales during a period, which consists of multiple contracts.  Sales bonuses incurred based on new contracts sold are considered incremental costs.

•

The Company incurs FICA expenses and 401(k) match expenses on compensation paid in the form of sales commissions and sales bonuses. The Company considers these fringe benefit costs to be incremental as they would not be incurred if the underlying sales were not completed.

For all the above items, at the time a sale is completed, the Company expects these incremental costs to be recovered over the life of the client relationship.

In accordance with ASC 340-40-25-3, the Company has determined that each of the above incremental costs act as an incentive to obtain a contract and would not be incurred unless the underlying sales were completed. If a new sale was not completed, these costs would not be incurred by the Company.

The Company will expand disclosures within ‘Note B – Service Revenue’ in future filings, beginning with our next required report under the Exchange Act after the Staff’s comments have been resolved. The additional disclosure will read as follows:

“The Company recognizes an asset for the incremental costs of obtaining a contract with a client if it is expected that the economic benefit and amortization period will be longer than one year. Incremental costs of obtaining a contract include only those costs the Company incurs to obtain a contract that it would not have incurred if the contract had not been obtained. The Company determined that certain sales commissions and bonuses, including related fringe benefits meet the capitalization criteria under ASC Subtopic 340-40, “Other Assets and Deferred Costs: Contracts with Customers” (“ASC 340-40”).”

If you have any questions, or require additional information, please do not hesitate to contact Robert Schrader, our Vice President and Controller, at (585) 387-6543.

Sincerely,

/s/ Martin Mucci

Martin Mucci

President and Chief Executive Officer